September 23, 2008
Mr. Ben Sippen
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Subject:	Bank of Commerce Holdings (the “Company”) Form 10-K for the Year Ended December 31, 2007 File No. 000-25135
Dear Mr. Sippen,
In response to your telephone call of September 23, 2008, we are filing a second amendment to our December 31, 2007 Form 10-K.
We acknowledge that we are responsible for the accuracy and adequacy of the disclosures in the filing. The filing must include all of the information required under the Securities Exchange Act of 1934, including the conclusion as to the effectiveness of our disclosure controls and procedures as required by Item 308T(a)(3) of Regulation S-K.
We further acknowledge that the Commission’s staff comments or changes to disclosures in response to their comments do not foreclose the Commission from taking any action with respect to the filing. We know that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.
We understand, and appreciate that the purpose of your review process is to assist us in compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filing.
Management recognizes and accepts the responsibility for the accuracy and adequacy of the disclosure in the filing to be certain that filings include all information required by the Securities Exchange Act of 1934, and all information that investors would require for an informed investment decision.

Comment:
Please consider whether management’s failure to provide the disclosure required by Item 308T(a)(3) impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and revise your disclosure appropriate.
Response:
In the original 10-K filing dated December 31, 2007, Management failed to conclude that the disclosure controls and procedures were effective. The omission of this conclusion through inadequate wording makes the disclosure noncompliant with SEC filing rules. Based on this omission, the Chief Executive Officer and the Chief Financial Officer cannot conclude that the Company’s disclosure controls and procedures at December 31, 2007 were effective in timely making known to them material disclosures required to be disclosed in the Company’s reports filed or submitted under the Exchange Act.
During the third quarter 2008, additional disclosure checklists have been designed to further assure compliance in the design and operation of the Company’s disclosure controls and procedures.
Respectfully,

/s/ Patrick J. Moty Patrick J. Moty	/s/ Linda J. Miles Linda J. Miles
President and Chief Executive Officer	EVP and Chief Financial Officer
Bank of Commerce Holdings	Bank of Commerce Holdings